UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Onvia, Inc.

(Name of Subject Company (Issuer))

Project Olympus Merger Sub, Inc.

(Offeror)

a wholly owned subsidiary of

Project Diamond Intermediate Holdings Corporation

(Names of Filing Persons (Parent of Offeror))

the parent company of

Deltek, Inc.

(Names of Filing Persons (Other Person))

COMMON STOCK, $0.0001 PAR VALUE	68338T403
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

John K. Stipancich

Vice President and Secretary

Deltek, Inc.

2291 Wood Oak Drive

Herndon, Virginia 20171

(703) 734-8606

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Joel T. May

William J. Zawrotny

Jones Day

1420 Peachtree Street, N.E., Suite 800

Atlanta, Georgia 30309-3053

(404) 521-3939

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$75,116,637*	$9,352.03**

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 8,346,293 shares of common stock, $0.0001 par value per share, of Onvia, Inc. (the “Shares”), which is the estimated maximum number of Shares that may be acquired in this tender offer (representing (i) 7,322,893 Shares issued and outstanding; (ii) up to 987,751 Shares issuable upon the exercise of outstanding stock options; (iii) up to 25,000 Shares issuable upon the vesting of outstanding restricted stock units; and (iv) 10,649 Shares issuable on October 31, 2017 pursuant to Onvia’s 2000 Amended Employee Stock Purchase Plan, as amended), multiplied by (b) the offer price of $9.00 per Share. The foregoing share figures have been provided by the issuer to the offerors and are as of October 16, 2017, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11(d) under the Exchange Act and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued by the Securities and Exchange Commission on August 24, 2017, by multiplying the Transaction Valuation by 0.0001245.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,352.03 Form or Registration No.: Schedule TO	Filing Parties: Project Diamond Intermediate Holdings Corporation and Deltek, Inc.
Date Filed: October 19, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on October 19, 2017 with the Securities and Exchange Commission (the “Schedule TO”). The Schedule TO relates to the offer (the “Offer”) by Project Olympus Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Project Diamond Intermediate Holdings Corporation, a Delaware corporation (“Parent”) and the parent company of Deltek, Inc., a Delaware corporation (“Deltek”), to purchase any and all issued and outstanding shares of common stock, $0.0001 par value per share (the “Shares”), of Onvia, Inc., a Delaware corporation (“Onvia”), at a price of $9.00 per Share, net to the seller in cash, without interest thereon and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 19, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which, together with any amendments or supplements thereto, collectively constitute the “Offer.”

All information contained in the Offer to Purchase and the Letter of Transmittal, including all schedules thereto, is hereby incorporated by reference in response to Items 1 through 9 and Item 11 in this Amendment. Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

Item 11.	Additional Information.

Section 15 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraphs immediately after the last paragraph of such section:

“Certain Litigation. On October 25, 2017, Chanie Dembitzer, a purported stockholder, filed a putative class action lawsuit challenging aspects of the transactions contemplated by the Merger Agreement in King County Superior Court in the State of Washington. The complaint is captioned Chanie Dembitzer v. Onvia, Inc., et al., Case No. 17-2-27799-1 SEA. The complaint names as defendants Onvia, members of the Onvia Board, Deltek, Parent, and Purchaser. The complaint alleges, among other things, that the Onvia Board violated fiduciary duties of care, loyalty, and good faith and that Deltek, Parent, and Purchaser aided and abetted the Onvia Board’s breaches of fiduciary duties. As relief, the complaint seeks, among other things, an injunction against the transactions contemplated by the Merger Agreement, rescission of the transactions contemplated by the Merger Agreement or rescissory damages should the transactions contemplated by the Merger Agreement be consummated, and an award of attorneys’ and experts’ fees. The defendants believe that the allegations in the suit are without merit.

On October 27, 2017, Louis Scarantino, a purported stockholder, filed a putative class action lawsuit challenging aspects of the transactions contemplated by the Merger Agreement in the United States District Court for the Western District of Washington in Seattle. The complaint is captioned Louis Scarantino v. Onvia, Inc., et al., Case No. 2:17-1601. The complaint names as defendants Onvia, members of the Onvia Board, Parent, Purchaser, and Deltek. The complaint alleges, among other things, that the defendants violated provisions of the Exchange Act by making untrue statements of material facts in the Schedule 14D-9 or failing to provide in the Schedule 14D-9 all material information needed by stockholders to make an informed decision whether to tender their Shares. As relief, the complaint seeks, among other things, an injunction against the transactions contemplated by the Merger Agreement, rescission of the transactions contemplated by the Merger Agreement or rescissory damages should the transactions contemplated by the Merger Agreement be consummated, and an award of attorneys’ and experts’ fees. The defendants believe that the allegations in the suit are without merit.

Additional lawsuits may be filed against Onvia, Parent, Purchaser, Deltek or any of their respective directors in connection with the Offer and the Merger. If additional similar complaints are filed, absent new or different allegations that are material, Parent, Purchaser, and Deltek will not necessarily announce such additional filings.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2017

DELTEK, INC.

By:	/s/ John K. Stipancich
John K. Stipancich
Vice President and Secretary

PROJECT DIAMOND INTERMEDIATE HOLDINGS CORPORATION

By:	/s/ John K. Stipancich
John K. Stipancich
Vice President and Secretary

PROJECT OLYMPUS MERGER SUB, INC.

By:	/s/ John K. Stipancich
John K. Stipancich
Vice President and Secretary